RIVERSOURCE MANAGERS SERIES, INC.

EXHIBIT 77H

For RiverSource Partners Fundamental Value Fund:

During the six-month period ended November 30, 2009, the Fund served as an underlying investment of affiliated funds-of-funds. The RiverSource Portfolio Builder funds and RiverSource Investments, LLC, through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.